UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_____

RS GROUP OF COMPANIES, INC.

(Exact name of registrant as specified in its charter)

FLORIDA	**59-1082128**
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

200 Yorkland Boulevard, Suite 200
Toronto, Ontario, Canada M2J 5C1
(416) 391-4223

(Address of principal executive offices)

Employment/Consulting Agreements

(Full title of the plan)

Sandro Sordi, Esq.
RS Group of Companies, Inc.
200 Yorkland Boulevard, Suite 200
Toronto, Ontario, Canada M2J 5C1
(416) 391-4223

(Telephone number, including area code, of agent for service)

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value per share	600,000 shares (2)	$.77	$462,000	$54.38

(1) The amount of Common Stock registered hereunder shall be deemed to include any additional shares issuable as a result of any stock split, stock dividend or other change in capitalization of the Registrant.

(2) Represents shares issued to the following persons under certain consulting or employment agreements in the amounts noted: Ardent Advisors, Inc. (200,000 shares), Brian S. Corbman (150,000), Tammer Fahmy (150,000), Edward J. Kruk (50,000) and David Sanderson (50,000).

TABLE OF CONTENTS

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

As permitted by Rule 428 under the Securities Act of 1933, as amended, this Registration Statement omits the information specified in Part I of Form S-8. The documents constituting Part I of this Registration Statement will be sent or given to shareholders subject to this Registration Statement as required by Rule 428(b).

The Registrant is not filing these documents with the Securities and Exchange Commission (the “Commission”) as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act.

Item 1. Plan Information.

Not required to be filed with this Registration Statement.

Item 2. Registrant Information and Employee Plan Annual Information.

Not required to be filed with this Registration Statement.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents which have been filed with the Commission by the Registrant are incorporated herein by reference and made a part hereof:

(a) The Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Commission on April 12, 2004;

(b) The following reports filed pursuant to Section 13(a) or 15(d) of the Securities Act of 1934 (the “Exchange Act”):

- The description of the Common Stock contained in the Registrant’s Form 10-KSB, filed with the Commission on April 12, 2004.
- Form 8-K dated April 15, 2004, filed with the Commission on April 23, 2004;
- Form 8-K dated April 28, 2004, filed with the Commission on May 4, 2004;
- Form 10-QSB for the fiscal quarter ended March 31, 2004, filed with the Commission on May 21, 2004;
- Form 8-K dated June 14, 2004, filed with the Commission on June 15, 2004;
- Form SB-2/A (File No. 333-115433), filed with the Commission on July 28, 2004;

- Form 8-K dated August 2, 2004, filed with the Commission on August 5, 2004;

- Form 10-QSB for the fiscal quarter ended June 30, 2004, filed with the Commission on August 24, 2004;

- Form 10-QSB for the fiscal quarter ended September 30, 2004, filed with the Commission on November 18, 2004;

- Form 8-K dated November 19, 2004, filed with the Commission on November 26, 2004;

- Form 8-K dated December 17, 2004, filed with the Commission on December 22, 2004;

- Form 8-K dated January 19, 2005, filed with the Commission on January 25, 2005; and

- Form 8-K/A dated January 19, 2004, amending the Form 8-K filed with the Commission on January 25, 2005, filed with the Commission on February 9, 2005; and

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") subsequent to the effective date of this Registration Statement, prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Item 601(b)(5) of Regulation S-K, promulgated under the Securities Act, requires registrants seeking to register original issuance securities issued under an employee benefit plan to file as an exhibit to its registration statement on Form S-8 an opinion of counsel as to the legality of the securities being registered. Sandro Sordi, Esq., General Counsel of the Registrant, will pass upon the validity of the shares of the Registrant's Common Stock registered pursuant to this Registration Statement on Form S-8.

Item 6. Indemnification of Officers and Directors.

Pursuant to our bylaws, we will indemnify all of our officers and directors for such expenses and liabilities, in such manner, under such circumstances to such extent as permitted by the Florida Business Corporation Act, Section 607.0850, as amended. Unless otherwise approved by our board of directors, we will not indemnify any of our employees who are not otherwise entitled to indemnification pursuant to our bylaws.

Florida law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they will have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person has been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. Our Bylaws also contain provisions stating that no director will be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) liability under Florida law (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors or our stockholders to the fullest extent permitted by Florida law.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

5.1	Opinion of counsel as to the legality of the securities being registered hereby.
23.1	Consent of Samuel Klein and Company.
23.2	Consent of counsel (included in Exhibit 5.1 to this Registration Statement).
24.1	Powers of Attorney (included on signature page of this registration statement).
99.1	Consulting Agreement between Ardent Advisors, LLC and RS Group of Companies, Inc., as amended.
99.2	First Amendment to Consulting Agreement between Ardent Advisors, LLC and RS Group of Companies, Inc.
99.3	Employment Agreement of David Sanderson.
99.4	Employment Agreement of Edward Joseph Kruk.

Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Toronto, Province of Ontario, Canada on February 25, 2005.


RS GROUP OF COMPANIES, INC.

By: /s/ John Hamilton
Name: John Hamilton
Title: Chief Executive Officer


KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Hamilton and Sandro Sordi, Esq., and each of them, as their true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all instruments which said attorneys-in-fact and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules and regulations or requirements of the Securities Exchange Commission in connection with this registration statement, including any and all amendments, (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

/s/ John Hamilton John Hamilton	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 25, 2005
/s/ David Sanderson David Sanderson	Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2005
/s/ Sandro Sordi Sandro Sordi	General Counsel, Secretary and Director	February 25, 2005
/s/Stephen Stonhill Stephen Stonhill	Director	February 25, 2005
/s/Charles Napper Charles Napper	Director	February 25, 2005

Exhibit 5.1 **Opinion of counsel as to the legality of the securities being registered**

[RS Group of Companies, Inc. Letterhead]

February 25, 2005

RS Group of Companies, Inc.
200 Yorkland Boulevard, Suite 200
Toronto, Ontario, Canada M2J 5C

Re: **Registration Statement on Form S-8 for Additional Shares to be Issued to Certain Shareholders**

Ladies and Gentlemen:

I have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission on or about February 25, 2005 (the "Registration Statement") in connection with the registration under the Securities Act of 1933, as amended, of six hundred thousand (600,000) shares of Common Stock, no par value, (the "Shares") of RS Group of Companies, Inc. (the "Company"), authorized for issuance by the Company's Board of Directors and duly issued to the shareholders indicated in the Registration Statement. As counsel in connection with this transaction, I have examined the actions taken, and I am familiar with the actions proposed to be taken, in connection with the issuance and sale of the Shares.

It is my opinion that the Shares have been legally and validly issued, and are fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of my name wherever appearing in the Registration Statement.

Very truly yours,

/s/ Sandro Sordi
Sandro Sordi
General Counsel

Exhibit 23.1

SAMUEL KLEIN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Reply to:	*550 Broad Street*	*36 West Main Street, Suite 301*
Newark √	*Newark, New Jersey 07102-4517*	*Freehold, New Jersey 07728-2291*
Freehold	*Phone (973) 624-6100*	*Phone (732) 780-2600*
	Fax (973) 624-6101	*Fax (732) 780-1030*

CONSENT OF SAMUEL KLEIN AND COMPANY,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 600,000 shares of common stock issued by RS Group of Companies, Inc., of our report dated March 24, 2004, with respect to the Consolidated Financial Statements and Schedule of RS Group of Companies, Inc. included in its Annual Report (Form 10-KSB) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.



SAMUEL KLEIN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Newark, New Jersey
February 23, 2005

Members American Institute of Certified Public Accountants
www.samuelklein-cpa-rma.com

Exhibit 99.1

Ardent Advisors, LLC
Narberth, Pennsylvania

June 29th, 2004

RS Group of Companies, Inc.
200 Yorkland Blvd., Suite 200
Toronto, Ontario M2J 5C1
Canada
Attn: Sandro Sordi

Re: Consulting Agreement

Gentlemen:

      This Consulting Agreement (the "Agreement"), effective as of the date hereof ("Effective Date") confirms the terms on which **RS GROUP OF COMPANIES, INC.**, (herein referred to as the "Company") desires to engage the services of **ARDENT ADVISORS, LLC**, a Delaware limited liability company (herein referred to as the "Consultant") as a financial consultant and strategic advisor in connection with certain business, corporate governance, financial structural and capital funding activities for the Company and its affiliated companies (meaning any person that controls, is controlled by, or is under common control with the Company, "control" being deemed to mean twenty-five percent (25%) voting power), as well as to represent the Company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities, and to consult with management concerning such Company activities.

      Accordingly, by signing below, and in consideration of the promises and the mutual covenants and agreements set forth herein, the Company and the Consultant agree as follows:

      Term of Engagement. The Company will retain the Consultant and the Consultant agrees to provide the services described herein to the Company commencing as of July 29th, 2004 through July 29th, 2005, unless terminated earlier as provided herein.

      Services. The Consultant agrees to provide the following consulting services and such other similar or related responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company, so long as such activities are in compliance with applicable laws and regulations, during the term of this Agreement:

- Developing and implementing plans to present the Company's business strategy and management to the financial community (including, but not limited to, retail broker-dealers, buy-side and sell-side institutional managers, portfolio managers, analysts, and financial public relations professionals), creating an image for the Company in the investment community, and establishing the foundation for its subsequent financial public relations efforts;

- Maintaining an awareness during the term of this Agreement of the Company's plans, strategy and personnel changes , as they may evolve and assisting the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

- Upon the Company's direction, conducting meetings, in accordance with the Company's by-laws and policies, with broker/dealers, analysts and other investment professionals to communicate regarding the Company's plans, goals and activities, assist the Company in preparing for press conferences and other forums involving the media, investment professionals and the general investment public;

- At the request of the Company, reviewing business plans, strategies, mission statements, budgets, proposed transactions and other plans for the purpose of advising the Company of the public relations implications thereof; and
- Advising and assisting the Company with regard to mergers, acquisitions, divestitures, recapitalizations, financing arrangements and other transactions involving changes to its financial structure, equity holdings and debt structure, governance, and other organizational and business matters, including but not limited to consulting on proposed transactions between the Company and Value Guard Vacations, Inc. and RSC Financial Corporation, it being understood by both parties hereto that such change transactions may merit additional compensation, generally in the form of a success fee, for Consultant.

Allocation of Time and Energies. No specific hours-per-day requirement for the Services are required. The parties expect that most of the Consultant's efforts and the costs to be incurred, and the benefits to be received by the Company, will occur within the first calendar quarter after the effectiveness of this Agreement. Neither the price of the Company's common stock nor the trading volume of the Company's common stock hereunder will be applied as a measure of the Consultant's performance. The Company recognizes that it the Consultant will not be deemed to have breached this Agreement if any member or officer of the Consultant leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its services hereunder.

Remuneration. In consideration of the Consulting Services to be performed under this Agreement the Company shall forthwith issue to the Consultant, without charge, five-hundred thousand (500,000) shares of common stock, no par value per share, such stock to be validly issued, fully paid and non-assessable and the issuance thereof duly authorized by the Company's board of directors and 250,000 non-cash warrants exercisable at $1.26 and 250,000 non-cash warrants exercisable at $2.26. Such common stock and warrants shall be registered under the Securities Act of 1933, as amended (the "Securities Act") with the Securities and Exchange Commission no later than November 1st, 2004.

Notwithstanding anything else in this Agreement to the contrary, Company and Consultant acknowledge and agree that for purposes of the Company's internal accounting practices, the Company may desire to allocate all or a portion of the common stock to any number of the services provided by the Consultant to the Company under this Agreement consistent with the

United States generally accepted accounting practices. Accordingly, Consultant agrees to cooperate with the Company, and will provide to the Company reasonable support and documentation in connection with any such allocation process.

Consultant acknowledges that the shares of common stock to be issued pursuant to this Agreement have not been and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the common stock may not be resold or transferred unless subject to an effective registration statement or unless the Company has received an opinion of counsel and in form reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Securities Act.

In connection with the acquisition of the common stock, Consultant represents and warrants to Company, to the best of its/his knowledge, as follows:

(i)   Consultant has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the common stock, and any additional information that the Consultant has requested.

(ii)   Consultant is acquiring the common stock for the Consultant's own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

Non-Assignability of Services. Consultant's services under this contract are offered to Company only and may not be assigned by Company to any entity with which Company merges or which acquires the Company or substantially all of its assets wherein the Company becomes a minority constituent of the combined Company. In the event of such merger or acquisition, all compensation to Consultant herein under the schedules set forth herein shall remain due and payable, and any compensation received by the Consultant may be retained in the entirety by Consultant, all without any reduction or pro-rating and shall be considered and remain fully paid and non-assessable. Notwithstanding the non-assignability of Consultant's services, Company shall assure that in the event of any merger, acquisition, or similar change of form of entity, that its successor entity shall agree to complete all obligations to Consultant, including the provision and transfer of all compensation herein, and the preservation of the value thereof consistent with the rights granted to Consultant by Company herein. Consultant shall not assign its rights or delegate its duties hereunder without the prior written consent of Company.

Expenses. Consultant agrees to pay for all its expenses (phone, travel, mailing, faxing, labor, etc.), not including extraordinary items (luncheons or dinners to large groups of investment professionals, investor conference calls, print advertisements in publications, etc.) approved by the Company in writing prior to its incurring an obligation for reimbursement. The Company agrees and understands that Consultant will not be responsible for preparing or mailing due diligence and/or investor packages on the Company, and that the Company will have some means to prepare and mail out investor packages at the Company's expense.

Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant or the public by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate in all material respects and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company.

Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of its knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of federal or state securities laws or regulations. Consultant further acknowledges that it is not a securities broker/dealer or a state or SEC-registered investment adviser. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of any federal or state securities laws or applicable rules or regulations.

Termination. Either party has the right to terminate this Agreement at any time during the Term of this Agreement, upon providing the other party five (5) days written notice of the terminating party's intention.

Legal Representation. Each of Company and Consultant represents that, to the extent that they deemed necessary, they have consulted with legal counsel and/or tax, financial and business advisors.

Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company nor the Consultant possesses the authority to bind each other in any agreements without the express written consent of the entity to be bound.

Confidentiality.

(a)   Each party agrees not to use, copy or disclose the trade secrets and confidential information of the other party, except as permitted by this Agreement. Each party shall treat the other's confidential and secret information with at least that degree of care it uses with respect to its own such information. Each party will give access to the other party's confidential information only to such of its personnel and representatives as have a need to such access for the purpose of providing the services hereunder, and to no other person whatsoever. The requirements herein contained with respect to non-disclosure and non-use and protection of each party's trade secrets and confidential information shall permanently survive termination of any other provisions of this Agreement. If either party is ordered by a court or Governmental Authority of competent jurisdiction to disclose trade secrets or confidential information, or if it is served with or otherwise becomes aware of a motion or similar request that such an order be issued, then such party will not be liable to the other party for disclosure of trade secrets or confidential information required by such order if the disclosing party complies with the following requirements: (1) if an already issued order calls for immediate disclosure, then the disclosing party promptly moves for or otherwise requests a stay of such order to permit the other party to respond; (2) the disclosing party promptly notifies the other party of the motion or order; and (3) the disclosing party does not oppose a motion or similar request by the other party for an order protecting the confidentiality of the trade secrets and confidential information including joining or agreeing to (or non-opposition to) a motion for leave to intervene by such other party.

(b)   The term "trade secrets" means information related to a party (1) which derives economic value, actual or potential, from not being generally known to or readily ascertainable by other persons who can obtain economic value from its disclosure or use, and (2) which is the subject of efforts by said party that are reasonable under the circumstances to maintain its secrecy.

(c)   The term "confidential information" means information that is confidential to the business of a party and is not a trade secret; provided, however, that confidential information does not include information which is or becomes generally known to the public without any breach by a party of its duties to the other party. Assuming that the foregoing criteria are met, confidential information also includes information which has been disclosed to a party and which such party is obligated to treat as confidential.

Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

> To the Company:
> RS Group of Companies, Inc.
> 200 Yorkland Boulevard, Suite 200
> Toronto, Ontario M2J 5C1
> Attention: Sandro Sordi, General Council
> Fax – (416) 391-4860

To the Consultant:
Ardent Advisors, LLC
1637 Oakwood Dr., Unit S222
Narberth, Pennsylvania 19072-1008
Attn: Brian Corbman & Tammer Fahmy, Managing Directors

It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

Choice of Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Florida, without reference to choice of laws principles.

Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding arbitration in New York City, New York in accordance with the applicable rules of the American Arbitration Association, Commercial Dispute Resolution Procedures, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction.

Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought. This Agreement supercedes and replaces any previous oral or written agreement(s) entered into by the parties hereto.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Please indicate your acceptance and approval of the terms hereof, effective as of the date set forth above, by entering the signature of an authorized officer below.

Sincerely,

ARDENT ADVISORS, LLC

By: /s/ Tammer Fahmy
Name: Tammer Fahmy
        Managing Director/Member and its Duly Authorized Agent

By: /s/ Brian Corbman
Name: Brian Corbman
        Managing Director/Member and its Duly Authorized Agent

Agreed to and accepted this __29th_ day of July, 2004:

RS GROUP OF COMPANIES, INC.

By: /s/ Sandro Sordi
Name: Sandro Sordi
        General Council and Duly Authorized Agent

Exhibit 99.2

FIRST AMENDMENT TO THE
CONSULTING AGREEMENT

February 23, 2005

THIS FIRST AMENDMENT to the Consulting Agreement (defined herein), dated February 23, 2005 shall serve to amend the Consulting Agreement by and between Ardent Advisors, LLC ("Ardent") and RS Group of Companies, Inc. ("RS") dated June 29, 2004, but executed on July 29, 2004 (the "Consulting Agreement").

1.   Pursuant to the paragraph titled "Remuneration" on the bottom of page 2 of the Consulting Agreement (the "Compensation Terms"), RS agreed to compensate Ardent and such compensation included 500,000 shares, no par value, of fully registered and unrestricted RS common stock (the "Common Stock"), among other compensation, including warrants to purchase shares of common stock (the "Warrants").

2.   RS will allocate the Common Stock compensation by issuing Ardent 200,000 shares of Common Stock, Brian Corbman 150,000 shares of Common Stock and Tammer Fahmy 150,000 shares of Common Stock.

3.   The subsequent registration of the shares of Common Stock underlying the Warrants, when filed, will also be allocated in the same proportion among Ardent, Brian Corbman and Tammer Fahmy.

4.   This First Amendment does not modify, alter, change or affect any other provisions of the Consulting Agreement.

ARDENT ADVISORS, LLC

Date: February 23, 2005   /s/ BRIAN CORBMAN
                                   Brian Corbman

RS GROUP OF COMPANIES, INC.

Date: February 23, 2005   /s/ SANDRO SORDI
                                   Sandro Sordi

EXHIBIT 99.3

EMPLOYMENT AGREEMENT

This Agreement made as of January 1, 2004 between:

RENT SHIELD CORP.
A corporation formed under the laws of Florida (the "Corporation")

-and-

DAVID SANDERSON

RECITALS

      A.   The Corporation is engaged in the business of insurance and financial services;

      B.   The Corporation wishes to employ employee in its position upon the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the parties agree as follows:

SECTION 1 - EMPLOYMENT

1.1   POSITION
The Corporation shall employ Employee as its CHIEF FINANCIAL OFFICER (CFO). As such, he shall be subject to the direction and control of the Board of Directors of the Corporation ("the Board"), or such person designated by the Board. He shall oversee the administration and operation of the Corporation with all the authority normally possessed and exercised in such a position and shall perform such other duties and functions as shall be reasonably prescribed from time to time by the Board of its designate.

1.2   PLACE OF EMPLOYMENT
Place of Employment shall be at the Corporation's principal offices in Toronto.

SECTION 2 - COMMENCEMENT DATE

2.1   COMMENCEMENT DATE
Employment with the Corporation as CFO shall commence on January 1, 2004 (the "Commencement Date") and continue until terminated in accordance with the termination provisions contained herein.

SECTION 3 - REMUNERATION AND BENEFITS

3.1   SALARY
        The Corporation shall pay the CFO a salary of $120,000 per annum. Such
        salary shall be payable in substantially equal semi-monthly
        installments in arrears and shall be subject to applicable statutory
        deductions. The Board will review the performance of this duties and
        his salary annually.

3.2   BONUS
        In addition to his annual salary, the CFO will be eligible for an
        annual bonus, at the discretion of the Board, based on the performance
        of the Corporation and on the CFO's performance in each year of his
        employment.

3.3   BENEFITS
        The CFO shall be entitled to participate in all health, disability,
        death and other employee benefit plans and programs of the Corporation
        as may be in place and as the same may be amended from time to time.

3.4   STOCK GRANTS
        The employee shall be granted 1% ordinary shares of Rent Shield Corp.
        (RSHL on the OTC/BB exchange).

3.5   The CFO shall be entitled to three weeks' paid vacation each year of
        his employment. He shall take his vacation at a time or times
        reasonable for each of the Corporation and himself as mutually agreed.

3.6   EXPENSES
        The Corporation shall reimburse the CFO for all reasonable
        entertainment, travel and other business expenses properly incurred by
        him in the course of this employment with the Corporation, upon
        providing appropriate receipts verifying such expenses and in
        accordance with its expense reimbursement policies and procedures set
        out b the Board.

SECTION 4 - EMPLOYEE'S COVENANTS

4.1   FULL TIME SERVICE
        Employee shall devote all of his time, attention and effort to the
        business and affairs of the Corporation.

4.2   CONFIDENTIAL INFORMATION
        Employee acknowledges that, by reason of his employment with the
        Corporation, he will have access to confidential information. Employee
        agrees that, during and after his employment with the Corporation, he
        will no disclose, except in the proper course of his employment with
        the Corporation, or as required by law, or use for his personal gain or
        benefit, any confidential information acquired by him by reason of his
        employment with the Corporation.

4.3   NON-COMPETITION
        Employee acknowledges and agrees that knowledge and experience acquired
        during employment at the Corporation shall be used exclusively in the
        furtherance of the business of the Corporation and not in any way
        detrimental to it. Employee shall not, either during his employment or
        for a period of one year following termination of his employment for
        any reason, directly or indirectly on his won behalf or on behalf of
        anyone else, sell advise on the sale of any products or services which
        are the same or similar to or in competition with the products or
        services sold by the Corporation.

4.4   NON-SOLICITATION
        Employee shall not, either during his employment or for a period of one
        year following termination of his employment for any reason, directly
        or indirectly on his own behalf or on behalf of anyone else, solicit
        any customers of the Corporation for the purpose of selling to those
        customers any products which are the same or similar to or in
        competition with the products sold by the Corporation.

        Employee shall not, either during his employment or for a period of one
        year following termination of his employment for any reason, directly
        or indirectly on his own behalf or on behalf of anyone else, solicit
        any employee of the Corporation to leave his or her employment with the
        Corporation.

4.5   RETURN OF PROPERTY
        Upon the cessation of his employment with the Corporation for whatever
        reason, Employee shall deliver promptly to the Corporation all books,
        documents, materials and other property of the Corporation that are in
        his possession, charge, control or custody and shall not keep copies of
        the same.

4.6   BREACH OF OBLIGATIONS
        Employee acknowledges that a breach or threatened breach of his
        obligations under Sections 4.2, 4.3 and 4.4 would result in irreparable
        harm to the Corporation that could not be calculated or adequately
        compensated by recovery of damages alone. Employee therefore agrees
        that the Corporation shall be entitled to interim or permanent
        injunctive relief, specific performance and other equitable remedies.

SECTION 5 - TERMINATION

5.1   TERMINATION WITHOUT CAUSE
        The Corporation at its absolute discretion may terminate Employee's
        employment at any time without cause. In the event of termination by
        the Corporation without cause the Corporation shall provide to him
        severance payments as follows:

        (a)   an amount equal to three months' base salary, less applicable
                statutory deductions to be paid by periodic payments at the
                ordinary time an in the ordinary manner should he be terminate
                prior to or on the first anniversary of the Commencement Date,
                or

        (b)   an amount equal to six months' base salary, less applicable
                statutory deductions to be paid by periodic payments at the
                ordinary time and in the ordinary manner should he be
                terminated after the second anniversary of his Commencement
                Date,

In addition, participation in any group health benefit plan in which he is enrolled at the time of termination will be maintained for a period of eight weeks.

The parties agree that the provision of severance payments shall constitute full and final satisfaction of an claim and entitlement which Employee may have against the Corporation, arising from or related to the termination of the his employment, whether such claim or entitlement arises under statute, contract, common law or otherwise.

5.2   TERMINATION WITH CAUSE
The Corporation may terminate Employee's employment at any time with cause without notice or severance payments to him.

5.3   TERMINATION BY EMPLOYEE
Employee may resign his employment at any time upon providing the Corporation with at least 90 days notice of his intention to resign. The Corporation may at its absolute discretion waive notice of resignation provided that it provide to Employee an amount equal to eight weeks base salary, less applicable statutory deductions should the Corporation waive entitlement to notice of resignation.

SECTION 6 - GENERAL

6.1   NOTICES
Unless otherwise specified, all notices provided under this Agreement must be given in writing and delivered personally or by courier, sent by prepaid registered mail or transmitted by fax to the party as follows:

If to the Corporation:

Name: Chairperson
Address: 200 Yorkland Road, Suite 200, Toronto, Ontario, M2J 5C1
Fax No.: (416) 391-1445

If to Employee:

David Sanderson
1360 Hampton St., #35
Oakville, Ontario, L6H 2S6

4

Or to any other address, fax number or Person that the party designates:

6.2   ASSIGNMENT
       The Corporation may assign this Agreement without obtaining the consent
       of Employee. He may not assign this Agreement. This Agreement inures to
       the benefit of and binds the parties and their respective successors
       and permitted assigns.

6.3   GOVERNING LAW
       This Agreement shall be governed by and interpreted in accordance with
       the laws of the province of Ontario and the courts of Ontario shall
       have exclusive jurisdiction with respect to any disputed that arise
       herein.

6.4   SURVIVAL OF AGREEMENT
       The provisions of Sections 4.2, 4.3 and 4.4 hereof shall survive and
       remain in effect notwithstanding the termination of Employee's
       employment or nay finding that his employment with the Company has been
       improperly terminated.

6.5   ENTIRE AGREEMENT
       This Agreement constitutes the entire agreement between the parties
       with respect to Employee's employment by the Corporation and supersedes
       all prior agreements and understandings, oral or written. Any
       modification of this Agreement shall be ineffective unless in writing
       and signed by both parties.

6.6   SEVERABILITY
       Any provision of this Agreement that is invalid or unenforceable shall
       not affect any other provision and shall be deemed to be severable.

       The parties have executed this Agreement as of the date first
       above-written.

       RENT SHIELD CORP.:

       Per: /s/ illegible   Title: CEO

       I have the authority to bind the Corporation.

       /s/ David Sanderson

           David Sanderson

AMENDMENTING AGREEMENT

BETWEEN

                    Rent Shield Corp. (the "Corporation")

AND

                    David Sanderson ("Sanderson")

WHEREAS, the Corporation and Sanderson entered into an Employment Agreement dated January 1, 2004; and

WHEREAS, IN CONSIDERATION OF THE SUM OF $10.00 AND OTHER GOOD AN DVALUABLE CONSIDERATION, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED BY SANDERSON, both the Corporation and Sanderson wish to amend the said Employment Agreement to reflect the following:

        Section 3.4 shall be amended to read as follows:

                The employee shall be granted 150,000 shares, in total, of
                Rent Shield Corp. (RSHL on the OTC/BB exchange) on the
                following dates, provided that Sanderson shall still be
                employed by the Company:

                        50,000 shares shall vest on April 1, 2004
                        50,000 shares shall vest on April 1, 2005
                        50,000 shares shall vest on April 1, 2006

The Parties have executed this Amendment on the 3 Day of January 2004.

Rent Shield Corp.

Per: /s/ Sandro Sordi   /s/ David Sanderson
        ---------------------   --------------------
        Sandro Sordi   David Sanderson

I have the power to bind the Corporation

EXHIBIT 99.4

EMPLOYMENT AGREEMENT

This Agreement made as of December 1, 2003 between:

RENT SHIELD CORPORATION
A corporation former under the laws of Florida (the "Corporation")
-and-
Edward Joseph Kruk

RECITALS

A.   The Corporation is engaged in the business of insurance and
        financial services;

B.   The Corporation wishes to employ employee as its position upon
        the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the mutual covenants and agreements herein
contained and other good and valuable consideration, the parties agree as
follows:

SECTION 1 - EMPLOYMENT

1.1   POSITION
        The Corporation shall employ Employee as its Vice-President Finance and
        Risk Mitigation. As such, he shall be subject to the direction and
        control of the Board of Directors of the Corporation (the "Board"), or
        such person designated by the Board. He shall oversee the
        administration and operation of the Corporation with all the authority
        normally possessed and exercised in such a position and shall perform
        such other duties and functions as shall be reasonably prescribed from
        time to time by the Board or its designate.

1.2   PLACE OF EMPLOYMENT
        Place of employment shall be at the Corporation's principal offices in
        Toronto.

SECTION 2 - COMMENCEMENT DATE

2.1   COMMENCEMENT DATE
        Employment with the Corporation as position shall commence on November
        1, 2003 (the "Commencement Date") and continue until terminated in
        accordance with the termination provisions contained herein.

SECTION 3 - REMUNERATION AND BENEFITS

3.1   SALARY
        The Corporation shall pay the President a salary of $100,000.00 per
        annum. Such salary shall be payable in substantially equal semi-monthly
        installments in arrears and shall be subject to applicable statutory
        deductions. The Board will review the performance of his duties and his
        salary annually.

3.2   BONUS
        In addition to his annual salary, the President will be eligible for an
        annual bonus, at the discretion of the Board, based on the performance
        of the Corporation and on the President's performance in each year of
        his employment.

3.3   BENEFITS
        The President shall be entitled to participate in all health,
        disability, death and other employee benefit plans and programs of the
        Corporation as may be in place and as the same may be amended from time
        to time.

3.4   STOCK GRANTS
        The Position shall be granted 1% ordinary shares of Rent Shield Corp.
        (RSHL on the OTC/BB exchange).

3.5   VACATION
        The Position shall be entitled to three weeks' paid vacation each year
        of his employment. He shall take his vacation at a time or times
        reasonable for each of the Corporation and himself as mutually agreed.

3.6   EXPENSES
        The Corporation shall reimburse the Position for all reasonable
        entertainment, travel and other business expenses properly incurred by
        him in the course of his employment with the Corporation, upon
        providing appropriate receipts verifying such expenses and in
        accordance with its expense reimbursement policies and procedures set
        out by the Board.

SECTION 4 - EMPLOYEE'S COVENANTS

4.1   FULL TIME SERVICE
        Employee shall devote all of his time, attention and effort to the
        business and affairs of the Corporation.

4.2   CONFIDENTIAL INFORMATION
        Employee acknowledges that, by reason of his employment with the
        Corporation, he will have access to confidential information. Employee
        agrees that, during and after his employment with the Corporation, he
        will not disclose, except in the proper course of his employment with
        the Corporation, or as required by law, or use for his personal gain or
        benefit, any confidential information acquired by him by reason of his
        employment with the Corporation.

4.3   NON-COMPETITION

        Employee acknowledges and agrees that knowledge and experience acquired
        during employment at the Corporation shall be used exclusively in the
        furtherance of the business of the Corporation and not in any way
        detrimental to it. Employee shall not, either during his employment or
        for a period of one year following termination of his employment for
        any reason, directly or indirectly on his own behalf or on behalf of
        anyone else, sell advise on the sale of any products or services which
        are the same or similar to or in competition with the products or
        services sold by the Corporation.

4.4   NON-SOLICITATION
        Employee shall not, either during his employment or for a period of one
        year following termination of his employment for any reason, directly
        or indirectly on his own behalf or on behalf of anyone else, solicit
        any customers of the Corporation for the purpose of selling to those
        customers any products which are the same or similar to or in
        competition with the products sold by the Corporation.

4.5   RETURN OF PROPERTY
        Upon the cessation of his employment with the Corporation for whatever
        reason, Employee shall deliver promptly to the Corporation all books,
        documents, materials and other property of the Corporation that are in
        his possession, charge, control or custody and shall not keep copies of
        the same.

4.6   BREACH OF OBLIGATIONS
        Employee acknowledges that a breach or threatened breach of his
        obligations under Sections 4.2, 4.3 an d4.4 would result in irreparable
        harm to the Corporation that could not be calculated or adequately
        compensated by recovery of damages alone. Employee therefore agrees
        that the Corporation shall be entitled to interim or permanent
        injunctive relief, specific performance and other equitable remedies.

SECTION 5 - TERMINATION

5.1   TERMINATION WITHOUT CAUSE
        The Corporation at its absolute discretion may terminate Employee's
        employment at any time without cause. In the event of termination by
        the Corporation without cause the Corporation shall provide to him
        severance payments as follows:

        (a) an amount equal to three months' base salary, less applicable
        statutory deductions to be paid by periodic payments at the ordinary
        time an in the ordinary manner should he be terminate prior to or on
        the first anniversary of the Commencement Date, or

(b) an amount equal to six months' base salary, less applicable statutory deductions to be paid by periodic payments at the ordinary time and in the ordinary manner should he be terminated after the second anniversary of his Commencement Date,

In addition, participation in any group health benefit plan in which he is enrolled at the time of termination will be maintained for a period of eight weeks.

The parties agree that the provision of severance payments shall constitute full and final satisfaction of an claim and entitlement which Employee may have against the Corporation, arising from or related to the termination of the his employment, whether such claim or entitlement arises under statute, contract, common law or otherwise.

5.2   TERMINATION WITH CAUSE
          The Corporation may terminate Employee's employment at any time with
          cause without notice or severance payments to him.

5.3   TERMINATION BY EMPLOYEE
          Employee may resign his employment at any time upon providing the
          Corporation with at least 90 days notice of his intention to resign.
          The Corporation may at its absolute discretion waive notice of
          resignation provided that it provide to Employee an amount equal to
          eight weeks base salary, less applicable statutory deductions should
          the Corporation waive entitlement to notice of resignation.

SECTION 6 - GENERAL

6.1   NOTICES
          Unless otherwise specified, all notices provided under this Agreement
          must be given in writing and delivered personally or by courier, sent
          by prepaid registered mail or transmitted by fax to the party as
          follows:

          If to the Corporation:

          Name: Stephen Stonhill
          Address: 100 Scarsdale Road, Suite 200, North York, Ontario, M3B 2R8
          Fax No.: (416) 391-1445

          If to Employee:

          Address: 1312 Alexandra Avenue, Mississauga, Ontario, L5E 2A6
          Fax No.: (905) 891-8679

Or to any other address, fax number or Person that the party designates:

4

6.2   ASSIGNMENT
        The Corporation may assign this Agreement without obtaining the consent
        of Employee. He may not assign this Agreement. This Agreement inures to
        the benefit of and binds the parties and their respective successors
        and permitted assigns.

6.3   GOVERNING LAW
        This Agreement shall be governed by and interpreted in accordance with
        the laws of the province of Ontario and the courts of Ontario shall
        have exclusive jurisdiction with respect to any disputed that arise
        herein.

6.4   SURVIVAL OF AGREEMENT
        The provisions of Sections 4.2, 4.3 and 4.4 hereof shall survive and
        remain in effect notwithstanding the termination of Employee's
        employment or nay finding that his employment with the Company has been
        improperly terminated.

6.5   ENTIRE AGREEMENT
        This Agreement constitutes the entire agreement between the parties
        with respect to Employee's employment by the Corporation and supersedes
        all prior agreements and understandings, oral or written. Any
        modification of this Agreement shall be ineffective unless in writing
        and signed by both parties.

6.6   SEVERABILITY
        Any provision of this Agreement that is invalid or unenforceable shall
        not affect any other provision and shall be deemed to be severable.

        The parties have executed this Agreement as of the date first
above-written.

        RENT SHIELD CORP.:

        Per: /s/ illegible   Title: CEO
              ---------------   --------

        I have the authority to bind the Corporation.
                                                 This agreement require
                                                 Stephen Stonhill's
                                                 Endorsement.
        /s/ Edward J. Kruk

        Employee Name   Nov. 24/03

                              5

AMENDMENTING AGREEMENT

BETWEEN

                    Rent Shield Corp. (the "Corporation")

AND

                    Edward Joseph Kruk ("Kruk")

WHEREAS, the Corporation and Kruk entered into an Employment Agreement dated January 1, 2004; and

WHEREAS, IN CONSIDERATION OF THE SUM OF $10.00 AND OTHER GOOD AND VALUABLE CONSIDERATION, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED BY KRUK, both the Corporation and Kruk wish to amend the said Employment Agreement to reflect the following:

        Section 3.4 shall be amended to read as follows:

                The employee shall be granted 150,000 shares, in total, of
                Rent Shield Corp. (RSHL on the OTC/BB exchange) on the
                following dates, provided that Sanderson shall still be
                employed by the Company:

                        50,000 shares shall vest on April 1, 2004
                        50,000 shares shall vest on April 1, 2005
                        50,000 shares shall vest on April 1, 2006

The Parties have executed this Amendment on the 3 Day of January 2004.

Rent Shield Corp.

Per: /s/ Sandro Sordi   /s/ Edward Joseph Kruk
     -------------------   --------------------------
      Sandro Sordi   Edward Joseph Kruk
I have the power to bind the Corporation